Filed by Crosstex Energy, L.P.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Crosstex Energy, Inc.

Commission File No.: 333-192419

Crosstex Energy, Inc. and Crosstex Energy, L.P. will present the following presentation on February 12, 2014.

Investor Presentation February 2014

Notices This presentation contains forward looking statements within the meaning of the federal securities laws. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results of Crosstex Energy, L.P., Crosstex Energy, Inc. and their respective affiliates (collectively known as “Crosstex”) and Devon Energy Corporation’s (“Devon”) midstream assets (“DVNM” which, together with Crosstex is referred to herein as “EnLink Midstream”) may differ materially from those expressed in the forward-looking statements contained throughout this presentation and in documents filed with the Securities and Exchange Commission (“SEC”). Many of the factors that will determine these results are beyond Crosstex’s, Devon’s or EnLink Midstream’s ability to control or predict. These statements are necessarily based upon various assumptions involving judgments with respect to the future, including, among others, prices and market demand for natural gas, natural gas liquids (NGLs), condensate and crude oil; drilling levels; the ability to achieve synergies and revenue growth; failure to satisfy closing conditions with respect to the announced combination between Crosstex and DVNM; failure to successfully integrate, or integrate within the contemplated timeframe, Crosstex’s business with DVNM; failure to achieve, or achieve within the contemplated timeframe, the anticipated synergies of the combination between Crosstex and DVNM; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets; weather conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity; the timing and success of business development efforts; and other factors discussed in Crosstex’s Annual Reports on Form 10-K for the year ended December 31, 2012 and Crosstex’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013, in EnLink Midstream’s Registration Statement on Form S-4 and their other filings with the SEC. You are cautioned not to put undue reliance on any forward-looking statement. None of Crosstex, Devon or EnLink Midstream has any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. This presentation also contains non-generally accepted accounting principle financial measures that Crosstex and EnLink Midstream refer to as adjusted EBITDA, gross operating margin, distributable cash flow, growth capital expenditures and maintenance capital expenditures. Adjusted EBITDA is defined as net income (loss) plus interest expense, provision for income taxes, depreciation and amortization expense, impairments, stock-based compensation, (gain) loss on non-cash derivatives, transaction costs associated with successful transactions, distribution from a limited liability company and non-controlling interest; less (gain) loss on sale of property and equity in income (loss) of a limited liability company. Gross operating margin is defined as revenue less the cost of purchased gas, NGLs and crude oil. Distributable cash flow is defined as Adjusted EBITDA less maintenance capital expenditures and certain other items. The amounts included in the calculation of these measures are computed in accordance with generally accepted accounting principles (GAAP) with the exception of maintenance capital expenditures. Growth capital expenditures are defined as all construction-related direct labor and material costs, as well as indirect construction costs including general engineering costs and the costs of funds used in construction. Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of the assets and to extend their useful lives. Crosstex and EnLink Midstream believe these measures are useful to investors because they may provide users of this financial information with meaningful comparisons between current results and prior-reported results and a meaningful measure of EnLink Midstream’s and Crosstex’s cash flow after it has satisfied the capital and related requirements of its operations. Adjusted EBITDA, gross operating margin, distributable cash flow, growth capital expenditures and maintenance capital expenditures, as defined above, are not measures of financial performance or liquidity under GAAP. They should not be considered in isolation or as an indicator of Crosstex’s performance. Furthermore, they should not be seen as measures of liquidity or a substitute for metrics prepared in accordance with GAAP. 2

Notices 3 Additional Information and Where to Find It This presentation contains information about the proposed merger involving a Devon entity and a Crosstex entity. In connection with the proposed merger with Devon, EnLink Midstream, LLC has filed with the SEC a registration statement on Form S-4 that includes a proxy statement/prospectus for Crosstex Energy Inc.’s stockholders. Crosstex commenced the mailing of the final proxy statement/prospectus to its stockholders on February 6, 2014. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC. These documents and any other documents filed by Crosstex or Devon with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders may obtain free copies of the proxy statement/prospectus from Crosstex by contacting Investor Relations by mail at Attention: Investor Relations, 2501 Cedar Springs, Dallas, Texas 75201. Participants in the Solicitation Devon, Crosstex and their respective directors and officers may be deemed to be participants in the solicitation of proxies form the stockholders of Crosstex Energy, Inc. in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Crosstex Energy, Inc. in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC. Information regarding Crosstex Energy, Inc.’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Devon’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.

Introduction to EnLink Midstream 4

Introduction to EnLink Midstream

ENLINK MIDSTREAM

Background

- Devon Energy Corporation ("Devon" or "DVN"), Crosstex Energy, Inc. ("XTXI") and Crosstex Energy, L.P. ("XTEX", and together with XTXI, "Crosstex") have entered into contribution and merger agreements involving Crosstex's assets and Devon's U.S. midstream operations ("DVNM")
- Upon closing of the transaction, Devon will directly own ~70% of EnLink Midstream, LLC ("EnLink GP") and ~53% of EnLink Midstream Partners, LP ("EnLink LP"), and will have majority board representation in the companies (together, "EnLink Midstream")
- DVN and Crosstex have a deep, long-standing commercial relationship established over the past decade
  - Joint acquisition of Chief Barnett Shale assets in 2006
  - Strategic relationship across large scale Barnett Shale development

EnLink Midstream Key Credit Attributes

- EnLink Midstream will be positioned as one of the largest and most stable midstream entities across the universe of peer midstream companies
- Conservative financial policy targeting <3.5x debt/adjusted EBITDA at EnLink LP
- DVNM assets underpinned by 10-year contracts with five-year minimum volume commitments, providing stable cash flows and volume stability
- EnLink Midstream consolidated gross operating margin contribution is expected to be ~95% fee-based
- EnLink Midstream will have an investment-grade credit profile that is consistent with Devon's conservative financial policy and capital structure

5

Note: Adjusted EBITDA and gross operating margin are non-GAAP financial measures and are explained on page 2.

Transaction Rationale Combines Devon’s large, 100% fee-based Texas and Oklahoma midstream platform with Crosstex's complementary Texas position and its liquids-focused operations in the Gulf Coast region, the Utica and the Eagle Ford Significant scale and diversification: Commodity exposure (oil / liquids / gas) Energy value chain exposure (wellhead-to-downstream transportation) Basin exposure (across active and prolific basins) Potential for future infrastructure build-out in Devon’s upstream development areas Provides Devon with a strong, self-funding MLP with an investment grade profile and superior access to capital markets Expands long-standing commercial / management relationship between Devon and Crosstex Combined management team and board include representation from both companies Potential for meaningful synergies Financial: refinancing of long-term debt and funding of future growth at lower cost of capital Operational: cost synergies (N. TX / Barnett systems optimization / field-level consolidation) 6

Pro Forma Organizational Structure

ENLINK MIDSTREAM

- Legacy 8.875% Crosstex senior notes are callable beginning 2/15/14
- Crosstex has redeemed ~$53mm in principal amount of its legacy 7.125% senior notes

Devon Energy Corp.
(BBB+ / Baa1)

Public Unitholders

~70%

~30%

~53% LP

~39% LP

EnLink GP
[$250 million] Sr. Secured RCF [1]
NYSE: ENLC

~1% GP
~7% LP

EnLink LP
[$1 billion] Sr. Unsecured RCF [1]
$725 million 8.875% XTEX Sr. Unsec. Notes
$197 million 7.125% XTEX Sr. Unsec. Notes
NYSE: ENLK

GP + 50% LP

50% LP

EnLink Midstream Holdings
(formerly Devon Midstream Holdings)

- EnLink GP owns a 50% interest in the assets contributed by Devon
- Interest is expected to be dropped down to EnLink LP over time

(1) The EnLink Midstream entities are expected to enter into new credit facilities at the time of the transaction closing.

7

Transaction Timeline Transaction is expected to close during the first quarter 2014, subject to shareholder approval and other closing conditions Event Date Complete Transaction Announcement Oct. 21, 2013 Form S-4 Filed Nov. 20, 2013 Expiration of Hart-Scott-Rodino Comments Period Dec. 12, 2013 EnLink Midstream Name and Ticker Symbols for NYSE Announced Jan. 15, 2014 Form S-4 Declared Effective Feb. 5, 2014 Crosstex Energy, Inc. Shareholder Vote Mar. 7, 2014 Transaction Closing 1Q 2014 8

EnLink Midstream Investment Considerations 9

Strategically Located and Complementary Assets Strong Balance Sheet and Credit Profile Proven Management Track Record & Long-Standing Relationship Significant Sponsor Support From Devon Energy Corporation Substantial Scale and Scope Diverse, Fee-Based Cash Flows EnLink Midstream Investment Considerations 10

Strategically Located & Complementary Assets

ENLINK MIDSTREAM

Gas Gathering and Transportation

- ~6,500 miles of gathering and transmission lines

Gas Processing

- 13 plants with 3.3 Bcf/d of total net inlet capacity
- 1 plant with 60 MMcf/d of net inlet capacity under construction

NGL Transportation, Fractionation and Storage

- ~650 miles of liquids transport line
- 6 fractionation facilities with 165,000 Bbls/d of total net capacity(1)
- 3 MMBbls of underground NGL storage

Crude, Condensate and Brine Handling

- 200 miles of crude oil pipeline
- Barge and rail terminals
- 500,000 Bbls of above ground storage
- 110 vehicle trucking fleet
- 8 Brine disposal wells



CANA-WOODFORD
OK
ARKOMA-WOODFORD
PERMIAN BASIN
BARNETT SHALE
HAYNESVILLE & COTTON VALLEY
LA
AUSTIN CHALK
TX
EAGLE FORD
OH
PA
MARCELLUS
UTICA
WV
Gathering System
Processing Plant
Fractionation Facility
North Texas Systems
LIG System
PNGL System
Cajun-Sibon Expansion
Howard Energy
Ohio River Valley Pipeline
Storage
Crude & Brine Truck Station
Brine Disposal Well
Barge Terminal
Rail Terminal

(1) Increasing to 7 facilities with 237,000 Bbls/d of total net capacity upon completion of the Cajun-Sibon phase II expansion expected in the second half of 2014.

11

Strategically Located & Complementary Assets In addition to substantial financing and G&A savings, EnLink Midstream expects to realize significant operational savings Majority of operational savings will arise from combination of complementary North Texas systems. Combined system has 3,900 miles of pipeline and four processing plants with 1.2 Bcf/d of capacity Expected North Texas cost synergies including the following: Compressor station consolidation Plant rationalization Flow reconfigurations to lower pressure Slide 12 Significant cost synergy potential 12

Diverse, Fee-Based Cash Flows Upstream Producers Transporters End Markets EnLink Midstream Services Span the Energy Value Chain 13

Diverse, Fee-Based Cash Flows Devon will be EnLink Midstream’s largest customer (>50% of consolidated 2014E adjusted EBITDA) EnLink Midstream’s growth projects focused on crude/NGL services and rich gas processing Strong emphasis on fee-based contracts 2014E EnLink LP Gross Operating Margin * 50% DVNM Contribution 2014E EnLink Midstream Consolidated Gross Operating Margin * 100% DVNM Contribution Liquids Driven Dry Gas Fee-Based Commodity Sensitive Other Devon Devon Other Fee-Based Commodity Sensitive * Gross operating margin percentage estimates are provided for illustrative purposes and reflect period following transaction closing (2Q-4Q 2014) Note: Adjusted EBITDA and gross operating margin are non-GAAP financial measures and are explained on page 2. North TX North TX Louis. Gas West TX Gulf Coast Liquids Ohio Okla. West TX Louis. Gas Okla. Gulf Coast Liquids Ohio 14

Significant Sponsor Support from Devon Devon’s Upstream Portfolio & Remaining Midstream Assets 15 Devon will have dedicated ~800,000 net acres to EnLink Midstream Devon will account for >50% of EnLink Midstream’s cash flows Long-term contracts to stabilize future cash flows 10-year fixed-fee contracts with rate escalators 5-year minimum gathering commitments (>1.3 BCFD) 5-year minimum processing commitments (>1.0 BCFD) Development of Devon’s upstream portfolio provides organic growth opportunities Potential to acquire additional Devon midstream assets

Significant Sponsor Support from Devon Term: 10 year initial term (acreage dedication), year-to-year thereafter; 5 year minimum volume commitment Financial terms: Per-mmbtu fees for gathering and processing with CPI escalator Volume Commitment: Approximately 88% of expected volumes for the 12 months ending 9/30/2014 Gathering and Processing Obligation: EnLink Midstream obligated to gather and process on a firm basis Downstream Marketing: Devon is responsible for nominations and scheduling of redelivered residue gas, condensate and NGLs Well Connections: EnLink Midstream is responsible for connecting wells located within three miles of the pipeline system at its cost; at greater than three miles, EnLink Midstream has the right, but not the obligation to connect wells Contract Contract Term (Years) Minimum Gathering Volume Commitment (MMcf/d) Minimum Processing Volume Commitment (MMcf/d) Minimum Volume Commitment Term (Years) Annual Rate Escalator Bridgeport gathering and processing contract 10 850 650 5 CPI East Johnson County gathering contract 10 125 - 5 CPI Northridge gathering and processing contract 10 40 40 5 CPI Cana gathering and processing contract 10 330 330 5 CPI The DVNM assets are supported by long-term, fee-based contracts with minimum volume guarantees for five years 16

Proven Management Track Record

Devon and Crosstex have had a significant relationship since their joint acquisition of the Chief E&P and midstream assets in the Barnett Shale in 2006

Management Team		Experience
Barry Davis President & CEO		Barry Davis will be President and Chief Executive Officer of EnLink Midstream. Mr. Davis led the founding of Crosstex Energy in 1996 prior to the initial public offerings of Crosstex Energy, L.P. in 2002 and Crosstex Energy, Inc. in 2004. Under his leadership, Crosstex and the predecessor companies evolved into a significant service provider in the energy industry's midstream business sector.
Michael Garberding EVP & CFO		Michael Garberding will be Executive Vice President and Chief Financial Officer of EnLink Midstream. Previously, Mr. Garberding has held various positions at Crosstex Energy, including Executive Vice President and Chief Financial Officer, and Senior Vice President of Business Development and Finance. Prior to joining Crosstex in 2008, Mr. Garberding was assistant treasurer at TXU Corp. where he focused on structured transactions such as project financing for coal plant development and the sale of TXU Gas Company.
Steve Hoppe EVP & Head of Gathering, Processing and Transportation Business		Steve Hoppe will be Executive Vice President and Head of the Gathering, Processing and Transportation Business of EnLink Midstream. Mr. Hoppe previously served as vice president of Midstream Operations for Devon Energy, which he joined in 2007. Prior to joining Devon, Mr. Hoppe spent eight years at Thunder Creek Gas Services, most recently serving as president.
William Davis EVP & Head of NGL and Crude Oil Business		William Davis will be Executive Vice President and Head of the NGL and Crude Oil Business of EnLink Midstream. Mr. Davis has held various positions with Crosstex Energy, including COO and CFO of both Crosstex companies for 10 years. Mr. Davis facilitated the transition into the natural gas liquids, crude oil and condensate businesses, the diversification into fee-based projects, made operational improvements and continued development of existing assets.
Joe Davis EVP & General Counsel		Joe Davis will be Executive Vice President and General Counsel of EnLink Midstream. Mr. Davis joined Crosstex Energy in 2005 after serving as a partner at Hunton & Williams, an international law firm, where he also was a member of the executive committee. Mr. Davis began his legal career at Worsham Forsythe, which merged with Hunton & Williams in 2001.

17

Strong Balance Sheet and Credit Profile Investment grade financial profile Commitment to investment grade metrics (debt/adjusted EBITDA <3.5x) Potential to de-lever through equity-financed drop-downs EnLink Midstream benefits from substantial scale 2014E adjusted EBITDA of approximately $500MM at EnLink LP level and $700MM consolidated Pro forma consolidated net PP&E of approximately $4 billion as of 9/30/2013 18 EnLink Midstream will be committed to maintaining an investment-grade credit profile Note: 2014E outlook is for illustrative purposes only and reflects the period following transaction closing (2Q-4Q2014) on an annualized basis. Adjusted EBITDA is a non-GAAP financial measure and is explained on page 2. ($ in millions) EnLink Midstream Pro Forma Capitalization 9/30/2013 Cash & Cash Equivalents $0.0 Capital Lease Obligations 22.8 Total Secured Debt $22.8 EnLink LP Unsecured RCF 76.0 XTEX 8.875% Notes due 2018 725.0 XTEX 7.125% Notes due 2022 250.0 Total EnLink LP Debt $1,073.8 EnLink LP 2014E Adusted EBITDA ~ 500.0 Total Debt / 2014E Adusted EBITDA - EnLink LP 2.1x EnLink GP RCF 47.3 Total Consolidated Debt $1,121.1 EnLink Consolidated Adjusted EBITDA ~ 700.0 Total Debt / 2014E Adjusted EBITDA - EnLink Consolidated 1.6x

EnLink Midstream Growth Strategy 19

EnLink Midstream Growth Strategy EnLink Midstream’s growth focus will be on fee-based, liquids-focused organic growth opportunities Execution of Cajun-Sibon II (NGL transportation and fractionation) and Bearkat (Permian rich gas gathering and processing) projects underway Rising Utica production drives growth of Ohio River Valley business Strong backlog of additional projects under consideration Devon and EnLink Midstream will pursue additional growth opportunities EnLink Midstream has right of first offer with respect to Devon’s interest in the Access Pipeline 20 EnLink Midstream will pursue organic, fee-based growth projects and will selectively seek to participate in industry M&A activity

Cajun-Sibon Update

- ~139-mile pipeline from NGL supply hub in Mont Belvieu to NGL fractionation assets in South LA
- Supported by long-term, fee-based sales agreements with Dow Hydrocarbons and Williams companies
- Expected run-rate adjusted EBITDA contribution of Phase I and Phase II: $115-$130MM
- Phase I completed and ramping up to full capacity; Phase II projected complete in second half of 2014
- Phase I and II cost expected to be ~$750MM; execution risk on Phase II reduced by fixed-price, turn-key contracts which comprise >50% of remaining project cost


Phase I Complete
CAJUN-SIBON EXPANSION
AUSTIN CHALK
TUSCALOOSA MARINE SHALE
Eunice
Plaquemine
Riverside
Mont Belvieu
Blue Water
Pelican
Napoleonville
Gibson
Sabine Pass
MIOCENE/WILCOX
Processing Plants
Fractionators
PNGL Pipeline
New Cajun-Sibon Pipelines
NGL Storage
Third Party Facility

Note: Adjusted EBITDA is a non-GAAP financial measure and is explained on page 2.

Cajun-Sibon system is expected to benefit from the need to bring additional NGLs to south Louisiana to support ethylene plants and expansions in the region.

21

Bearkat Project Update

- Builds on success of Deadwood joint venture with Apache, which was on-time, on budget and is near full capacity
- ~ $210MM investment for gas gathering and processing plant
- ~ 60 MMcf/d processing plant; ~65-mi. high pressure gathering system
- Supported by long-term, fee-based contracts
- Completion expected in the summer of 2014



Processing Plant
Fractionator
Apache Acreage
Apache/Deadwood Gathering
Mesquite Liquids Pipeline
Chevron Liquids Pipeline
Bearkat High Pressure Gathering
Bearkat Gas Plant
(in Development)
Mesquite
Terminal
Deadwood Gas Plant

22

Access Pipeline Access is a 50/50 JV with MEG Energy Currently operates two pipelines: a 16”, 214 mile line that originates in Edmonton and delivers diluent to operations near Conklin and a 24”, 183 mile line that transports diluted bitumen from Conklin to Edmonton, where it meets with other systems to be sent further downstream to markets A 42”, 186 mile line, called the Northeast Expansion (“NEX”), which will transport blend from Conklin to Redwater, is currently under construction and is expected to be operational in 2014 When NEX is complete, the 24” will go into diluent service and the 16” will be vacant for future use 23 EnLink Midstream will have a right of first offer with respect to Devon’s interest in the Access Pipeline

Appendix: EnLink Midstream Detailed Asset Overview 24 24

Texas Assets Processing Plant Fractionation Facility North Texas Transportation North Texas Gathering Howard Energy EAGLE FORD PERMIAN BASIN BARNETT SHALE TX OK North Texas Gathering & Transportation 3,900 miles of pipeline 3.9 Bcf/d capacity North Texas Processing 4 plants (1.13 Bcf/d capacity) 1 fractionator (15 mbbl/d capacity) West Texas Processing 1 plant operating (30mmcf/d capacity) 1 plant under construction (60mmcf/d capacity) 1 fractionator Howard Energy Partners (30.6% interest) 506 miles of pipeline 1 processing plant (200 mmcf/d capacity) 25

CANA-WOODFORD ARKOMA-WOODFORD OK Oklahoma Assets Oklahoma Gathering 550 miles of pipeline 605 mmcf/d capacity Oklahoma Processing 2 plants (550 mmcf/d capacity) Processing Plant Oklahoma Gathering 26

AUSTIN CHALK LA HAYNESVILLE & COTTON VALLEY TUSCALOOSA MARINE SHALE MIOCENE/WILCOX Gulf Coast NGL Assets Fractionation 3 plants 1 plant under construction 105 mbbls/d total capacity (net) Processing 4 plants 1.7 Bcf/d total capacity Crude Handling 2 terminals ~18,000 Bbl/d total capacity Storage 3.1 MMBbl of underground NGL storage capacity Transportation 650 miles of NGL pipeline connections 27 Processing Plant Fractionation Facility Pipeline Storage Processing Plant Fractionation Facility Pipeline Storage

AUSTIN CHALK LA HAYNESVILLE & COTTON VALLEY TUSCALOOSA MARINE SHALE MIOCENE/WILCOX Louisiana Intrastate Gas System Transmission 2,000 miles of pipeline Processing 2 Plants (325mmcf/d capacity Processing Plant LIG Pipeline Bayou Jack Expansion 28

Ohio River Valley Assets Transportation 200 miles of crude pipeline (17 kbpd capacity) 2,500 miles of unused right-of-way Truck fleet capacity of 25,000 Bbl/d Barge terminal on Ohio River Rail terminal on Ohio Central Railroad Storage 500,000 Bbl of above ground storage Brine disposal wells 8 total wells – 6 owned, 2 jointly-owned Compression and Condensate Stabilization Capacity of 300 mmcf/d and 12,000 bpd Ohio River Valley Pipeline Crude & Brine Truck Station Brine Disposal Well Barge Terminal Rail Terminal E2 Condensate Stabilizers 29 UTICA MARCELLUS OH PA WV